Filed Pursuant to Rule 433
Registration No. 333-167811
November 15, 2010
Delta Air Lines, Inc. (“Delta”)
(NYSE Symbol: DAL)

Securities:	Pass Through Certificates, Series 2010-2A (the “Class A Certificates”)

Amount:	$474,072,000

Preliminary Prospectus Supplement:	Delta has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated November 15, 2010 (the “Preliminary Prospectus Supplement”), which includes additional information regarding the Class A Certificates. Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Ratings:	It is a condition to the issuance of the Class A Certificates that they be rated by Moody’s and Standard & Poor’s at not less than the ratings set forth in the table below:

Moody’s:	Baa2
Standard & Poor’s:	A-

Public Offering Price:	100%

CUSIP:	247361 ZH4

ISIN:	US247361ZH44

Coupon/Stated Interest Rate:	4.95%

Make-Whole Spread over Treasuries:	0.50%

Depositary Rating:	The Depositary currently meets the Depositary Threshold Rating requirement. The Depositary has Long-Term Ratings of Aaa from Moody’s and AA from Standard & Poor’s and Short-Term Ratings of P-1 from Moody’s and A-1+ from Standard & Poor’s.

Class A Liquidity Provider Rating:	The Class A Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Class A Liquidity Provider has Short-Term Ratings of P-1 from Moody’s and A-1 from Standard & Poor’s.

Available Amount under the Class A Liquidity Facility at November 23, 2011[1]:	$ 33,553,118

Initial “Maximum Commitment” under the Class A Liquidity Facility:	$ 35,199,846

Underwriters’ Purchase Commitments:

Credit Suisse Securities (USA) LLC:	$177,777,000
Morgan Stanley & Co. Incorporated:	$177,777,000
Deutsche Bank Securities Inc.	$ 47,407,200
Merrill Lynch, Pierce, Fenner & Smith	$ 23,703,600
Incorporated
Credit Agricole Securities (USA) Inc.	$ 23,703,600
UBS Securities LLC	$ 23,703,600

Underwriting Commission:	$ 5,925,900

Concession to Selling Group Members:	0.50%

Discount to Broker/Dealers:	0.25%

Underwriting Agreement:	November 15, 2010

Settlement:	November 22, 2010 (T+5) closing date, the 5th business day following the date hereof.
A rating is not a recommendation to purchase, hold or sell the Class A Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Issuance Date by Moody’s and Standard & Poors’ to the Class A Certificates referred to above will not be lowered or withdrawn by one or more rating agencies.
The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Credit Suisse toll-free 1-800-221-1037; Morgan Stanley toll-free 1-866-718-1649 (institutional investors) or Deutsche Bank Securities toll-free 1-800-503-4611.

[1]	The first Regular Distribution Date to occur after the Outside Termination Date, which is the last date that all Aircraft may be subjected to the financing of this offering.